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                               May 21, 2020

       Panna Sharma
       Chief Executive Officer
       Lantern Pharma Inc.
       1920 McKinney Avenue, 7th Floor
       Dallas, Texas 75201

                                                        Re: Lantern Pharma Inc.
                                                            Amendment No. 2 to
Registration Statement on Form S-1
                                                            Filed May 19, 2020
                                                            File No. 333-237714

       Dear Mr. Sharma:

            We have reviewed your amended registration statement and have the following comment.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

       Amendment No. 2 to Registration Statement on Form S-1 filed May 19, 2020

       Dilution, page 62

   1. Please provide us your calculation of historical net tangible book value of approximately
                                                        $(7,365,888). Please
explain why your disclosure in this section states that the stock split will be effective
immediately prior to the closing of the offering. The disclosure in the subsequent events
footnote states that the stock split is contingent upon the successful completion of the
Company's IPO and that the financial statements do not reflect the effects of this
contingent action.
 Panna Sharma
FirstName LastNamePanna Sharma
Lantern Pharma Inc.
Comapany NameLantern Pharma Inc.
May 21, 2020
Page 2
May 21, 2020 Page 2
FirstName LastName
       You may contact Sasha Parikh at 202-551-3627 or Vanessa Robertson at 202-551-3649 if
you have questions regarding comments on the financial statements and related matters. Please contact Jeffrey Gabor at 202-551-2544 or Irene Paik at 202-551-6553 with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Life
Sciences
cc:      Scott E. Bartel, Esq.